Exhibit 4.1

SILEXION THERAPEUTICS CORP
November 29, 2024

Notice to Warrant Holders

Dear Warrant Holder:

Reference is made to that certain Warrant Agreement (the “Warrant Agreement”), dated as of February 19, 2021, by and between Moringa Acquisition Corp, a Cayman Islands exempted company (“Moringa”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), under which the rights and obligations of Moringa were assigned to, and assumed by, Silexion Therapeutics Corp (formerly known as  Biomotion Sciences) (the “Company”) pursuant to that certain Assignment, Assumption and Amendment Agreement, dated as of August 15, 2024, by and among Moringa, the Company and the Warrant Agent. All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrant Agreement.

We are writing to inform you, as a registered holder of one or more Warrants, that the Company has effected a reverse share split of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Reverse Share Split”). The Board of Directors and shareholders of the Company have approved the Reverse Share Split at a ratio of one (1) post-Reverse Share Split share for every nine (9) pre-Reverse Share Split shares and the Reverse Share Split became effective following the close of trading on the Nasdaq Global Market (“Nasdaq”) on November 27, 2024 (the “Effective Date”). The Company’s ordinary shares will begin trading on Nasdaq on a post-Reverse Share Split basis under the Company’s existing trade symbol “SLXN”, at the market open on November 29, 2024.

The Reverse Share Split has also resulted in a proportional decrease in the number of authorized ordinary shares and a proportional increase in the par value of the ordinary shares in accordance with the Reverse Share Split ratio. Following the effectiveness of the Reverse Share Split, the Company is now authorized to issue 22,222,222 ordinary shares, par value US$0.0009 per ordinary share.

Prior to the Effective Date, each whole Warrant was exercisable for one (1) ordinary share of the Company at a Warrant Price of $11.50 per share. Pursuant to Sections 4.2 and 4.3 of the Warrant Agreement, as of the Effective Date, each then-outstanding whole Warrant will be adjusted such that (subject to any future adjustment pursuant to the Warrant Agreement’s terms):

•
the number of ordinary shares issuable upon exercise of each whole pre- Reverse Share Split Warrant shall be decreased in proportion to the decrease of the number of issued and outstanding ordinary shares of the Company following the Reverse Share Split, resulting in such Warrant being exercisable for one-ninth (1/9) of an ordinary share; and

•
the Warrant Price (for the exercise of each post- Reverse Share Split Warrant for one whole underlying ordinary share) shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be one (1) (i.e., the number of ordinary shares purchasable upon the exercise of one whole Warrant immediately prior to such adjustment), and (y) the denominator of which shall be one-ninth (1/9) (i.e., the number of ordinary shares so purchasable immediately thereafter), resulting in an adjusted Warrant Price of $103.50 per post-Reverse Share Split ordinary share.

In accordance with Section 4.6 of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants following the Reverse Share Split. If, by reason of the adjustments to the Warrants made in relation to the Reverse Share Split, the holder of any Warrant who is a participant in the Depository Trust and Clearing Corporation system would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an ordinary share, the Company will, upon such exercise and payment of the full exercise price for the rounded number of shares, round up to the nearest whole number the number of ordinary shares to be issued to the Warrant holder.

The Reverse Share Split was approved by the shareholders of the Company at an extraordinary general meeting initially held on November 12, 2024, which was adjourned and reconvened on November 19, 2024.

If you should have any questions, please do not hesitate to contact either of the below contacts via email at:

Silexion Therapeutics Corp
Ms. Mirit Horenshtein Hadar, CFO
mirit@silexion.com

ARX | Capital Markets Advisors
North American Equities Desk
silexion@arxadvisory.com